For Immediate Release	November 9, 2007

Hawthorne Gold and Cusac Gold Mines Agree to Merge

November 9, 2007 - - Hawthorne Gold Corp. (“Hawthorne”) – (TSX-V: HGC) and Cusac Gold Mines Ltd. (“Cusac”) (TSX: CQC; OTC-BB: CUSIF) have entered into a binding Letter Agreement (the “Letter Agreement”) to combine the two companies by way of a Plan of Arrangement or other statutory procedure (the “Transaction”), as approved by both companies Board of Directors. The resulting entity will hold a balanced portfolio of gold exploration, development and near-term production assets, all located in British Columbia, Canada.

"We are pleased with this development in the evolution of Hawthorne," remarked Hawthorne Gold’s President and CEO Richard Barclay, "Cusac’s assets meet our corporate strategy of adding quality gold properties."

Cusac CEO David H. Brett stated: “Joining forces with Hawthorne’s seasoned team brings to bear the knowledge and experience needed to help unlock shareholder value in Cusac’s gold assets.”

Highlights of the Transaction

The Transaction is subject to a number of conditions and approval, including, but not limited to, settlement of a Definitive Arrangement Agreement, approval by a special majority of the Shareholders and Debentureholders of Cusac, an order of the Supreme Court of British Columbia and approval of the TSX Venture Exchange. Under the terms of the Transaction, shareholders of Cusac will receive one (1) common share of Hawthorne in exchange for each seventeen (17) Cusac common shares (the “Shareholders”). In addition, for each two dollars of principal and interest owed to each Cusac Convertible Debentureholder (the “Debentureholders”), Hawthorne will issue one Hawthorne common share in consideration.

Cusac has approximately 84,000,000 common shares issued and outstanding and 788 convertible debentures issued each with a face value of $3,750 bearing an interest rate of 11% per anum. Hawthorne currently has 14,462,875 common shares issued and outstanding. The Transaction, if successfully completed, will result in the issuance of approximately 6,700,000 Hawthorne common shares to Cusac Shareholders and Debentureholders. On closing, Hawthorne will have approximately 21,165,000 common shares outstanding. Cusac stock options and warrants will be assumed by Hawthorne, using the effective seventeen (17) to one (1) ratio.

Cusac has agreed not to solicit or initiate any discussion concerning the pursuit of any other business combination. A termination fee of 5% is payable to Hawthorne in certain circumstances. In addition, Hawthorne has the right to match any competing proposal in the event a competing proposal is made.

There can be no assurance that the Transaction will be completed as proposed or at all. The companies will work diligently to settle and execute the Definitive Agreement by November 23, 2007 (the “Definitive Agreement Execution Date”) and to close the Arrangement within 120 days of the Definitive Agreement Execution Date (the “Completion Deadline”).

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About Hawthorne Gold

Hawthorne Gold is led by respected mining leaders Richard Barclay and Michael Beley who co- founded Bema Gold and Eldorado Gold in 1980’s and 1990’s and have worked together for nearly 40 years. Hawthorne’s VP of Operations, Michael Redfearn, has over thirty-five years of mining, metallurgical, environmental and construction experience in the industry. Mr. Redfearn was Vice President of Operations for bcMetals Corporation, where he was responsible for the oversight of the feasibility study on the Red Chris project in Northern British Columbia. Mr. Redfearn was Mine Manager at the Cantung Mine in the Northwest Territories and held various senior positions with Cominco Limited. Combined with a strong board of Directors from across the mining industry, Hawthorne’s goal is to become a successful gold company through focused exploration and development initiatives and potential acquisitions.

Hawthorne is currently advancing the Frasergold Property, which is optioned from Eureka Resources Inc. (“Eureka”) (TSX-V: EUK), with an exploration and development program that includes the ongoing 5,000 meter drill program to be completed by the end of 2007. The current exploration and development program also includes surface trenching, underground channel and bulk sampling, and property wide aerial surveys (magnetic, EM and radiometric). The underground bulk sample will assist in developing a mill process flow sheet for the planned feasibility study on the Frasergold Deposit. Hawthorne's short term objective is to convert the historic gold resource of Frasergold to a National Instrument ("NI") 43-101 compliant resource estimate.

Pursuant to an option agreement dated October 31, 2006 between Hawthorne and Eureka Resources Inc., Hawthorne can earn a 51% interest in the Frasergold property by completing exploration expenditures totaling $3.5 million, completing a feasibility study by April 30, 2010 and making cash payments totaling $175,000 before October 31, 2009. Hawthorne can earn a further 9% (for a total of 60%) by arranging financing for 70% of the estimated capital costs for production.

About Cusac Gold Mines Ltd.

Cusac is a junior gold exploration and past-producing company focused primarily on the Cassiar Gold Property, a 175 square kilometre package of mineral claims located in north central British Columbia, Canada. The Cassiar Gold Property hosts a number of gold assets, including the Taurus Deposit, the fully permitted Table Mountain Gold Mine, and the Taurus II early stage exploration area

The Taurus Deposit is located partly on claims owned 100% owned by Cusac and on claims owned by American Bonanza Gold Corp (“Bonanza”). The Taurus Deposit hosts a 43-101 compliant inferred gold resource of 1.04 million ounces consisting of 32.4 million tonnes at a grade of 1.0 g/t (technical report prepared by Wardrop Engineering available at www.sedar.com). Under an option agreement dated June 7, 2007, Cusac obtained the right to acquire 100% of Bonanza’s mineral claims covering Bonanza’s portion of the Taurus Deposit. The agreement calls for Cusac to pay Bonanza 1.5 million shares of Cusac upon TSX approval (paid), $6 million in cash through 4 payments of $1.5 million every 6 months commencing December 21, 2007, an additional $3 million payable 60 days following the earlier of the receipt by Cusac of a feasibility study recommending commercial production and the date the commercial production is commenced, plus an additional 1.5 million shares within 24 months of approval.

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The fully permitted Table Mountain Gold Mine has produced over 316,000 ounces of gold since opening in the late 1970’s. The mine has supporting infrastructure, including a 300-ton per day mill, private roadways, underground workings, shops, buildings, and underground mining equipment. Cusac re-opened the mine in 2006-2007 but saw limited production. Winterization of the mine was completed to ensure a smooth resumption of development activities at a later date. The East Bain and Rory Veins total 44,000 tons of Probable Mineral Reserves grading 0.49 ounces per ton containing 21,360 ounces of gold (technical report available at www.sedar.com).

The Taurus II Project is designed to explore claims owned 100% by Cusac to the south of the Taurus Deposit.

George Sanders, M.Sc., P. Geo, the Qualified Person under National Instrument 43-101 is responsible for the technical portion of this News Release.

Combined Board of Directors

On closing, the combined board of directors will be set at six members, comprising the current five board members of Hawthorne and the addition of Cusac board member, Dale A. Sketchley, M.Sc. P.Geo, a leading expert in Quality Assurance-Quality Control in the mining industry.

In addition, the officers of Hawthorne will continue in their current roles as officers of the combined company on closing. Cusac President and CEO David Brett, MBA will join senior management in a position to be announced. Cusac VP of Exploration Lesley Hunt, B.Sc., will join Hawthorne’s technical team related to the Cusac properties.

For More Information

For more information on Hawthorne, contact Robert Ferguson at (604) 629-1505 or toll free at 1-888-629-1505 or Todd Hanas toll free at 1-866-869-8072, or you can visit the Company’s website at www.hawthornegold.com.

For more information on Cusac, contact Ravinder Mlait at (604) 682-2421 or toll free at 1-800- 670-6570, or you can visit the company’s website at www.cusac.com.

HAWTHORNE GOLD CORP.	CUSAC GOLD MINES LTD.

“Richard J. Barclay” President & CEO	“David Brett” President & CEO

Certain information regarding the companies including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities laws and necessarily involve risks associated with mining exploration and development, volatility of prices, currency fluctuations, imprecision of resource estimates, environmental and permitting risks, access to labour and services, competition from other companies and ability to access sufficient capital. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. The TSX and TSX Venture Exchange have not reviewed and does not accept responsibility for the adequacy of this release.

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